April 2, 2008


                          VIA EDGAR, FACSIMILE and OVERNIGHT MAIL

Securities and Exchange Commission
Division of Investment Management
 Attn: Ellen Sazzman
100 "F" Street NE
Washington, D.C.   20549-4644

Re:  	Comments to Registration Statements on Form N-4
	Symetra Life Insurance Company ("Symetra")
	Symetra Separate Account C
	File Nos:  333-137411 and 811-8052

Dear Ms. Sazzman:

As we discussed on March 30, 2008, I have enclosed supplemental replacement pages for our original March 25, 2008, response to the staff's March 17, 2008, telephonic comments to the above-
referenced filing on Form N-4.   This responsive letter has been
filed on EDGAR as correspondence for the above-referenced filing.

We are replacing pages 10, 11, and 23 of the marked prospectus we provided you on March 25, 2008, that accompanied our written response. We have enhanced the disclosure on those pages to better describe the Long Life Benefit Rider charge and provide further clarification for the staff regarding the calculation of the charge as requested by the staff in comment 3.d., which is referenced in our March 25, 2008, response. These changes are as follows:

	-	Page 10 - An enhanced Footnote 7 and an additional
		Footnote 8 in the Fee Table to reflect how the Long Life Benefit rider is calculated;

	-	Page 11 - An enhanced description of the Long
		Life Benefit Rider charge; and

	-	Page 23 - An additional Footnote 2 to the Examples
		to explain the effect of the Long Life Benefit
		Rider charge on the examples.

Otherwise, our original March 25, 2008, response and the remainder of the previously provided marked prospectus are unchanged.


In connection with comments made by the Commission to the above referenced filing, Symetra Life Insurance Company on behalf of Symetra Separate Account C acknowledges that:

	-	The Separate Account is responsible for the adequacy
		and accuracy of the disclosures in the filings;

	-	The Staff's comments or suggested changes to the
		disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

	-	The Separate Account may not assert staff comments as
		a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please contact me at (425) 256-5026 to discuss this response at your earliest convenience. Thank you in advance for your assistance in this matter.

Sincerely,

/s/  Jacqueline M. Veneziani

Jacqueline M. Veneziani
Senior Counsel
Symetra Life Insurance Company
Jacquie.veneziani@symetra.com
(425) 256-5026 Phone
(425) 256-6080 Fax

Enc.